 Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated August 10, 2017 and provides an analysis of Alexco’s unaudited condensed consolidated financial results for the three and six month periods ended June 30, 2017 compared to the three and six month periods ended June 30, 2016.

The following information should be read in conjunction with the Corporation’s June 30, 2017 unaudited interim condensed consolidated financial statements with accompanying notes (the “2017-Q2 Interim F/S”), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The 2017-Q2 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

2017-Q2 HIGHLIGHTS AND OVERALL PERFORMANCE

•	On May 30, 2017, the Corporation closed a flow-through private placement whereby the Corporation issued 4,205,820 flow-through shares at a price of $2.15 per share pursuant for aggregate gross proceeds of $9,042,513.

•	In June 2017 the Corporation commenced a surface exploration program of approximately 12,000 meters (“m”) surface diamond drilling to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. Utilizing three drills, the program is budgeted to cost $3,200,000 with results expected to be released in the fourth quarter of 2017.

•	Overall, Alexco reported a net loss of $2,695,000 for the second quarter of 2017, for a basic and diluted loss of $0.03 per share compared to net income of $152,000 in the second quarter of 2016 or $0.00 per share basic and diluted. The loss before recovery of taxes for the second quarter of 2017 was $2,591,000, including non-cash costs of $430,000 for depreciation and amortization, $519,000 for share-based compensation expense. This compares to a loss before recovery of taxes in the second quarter of 2016 of $124,000, including non-cash costs of $522,000 for depreciation and amortization and $332,000 for share-based compensation. The increase in the net loss in the 2017 period compared to 2016 was mainly attributed to the fair value adjustments on the investments. The Corporation incurred an unrealized loss on investments of $289,000 for the 2017 quarter compared to a combined realized and unrealized gain on investments of $1,629,000 for the same period in 2016. In addition, the Corporation incurred one-time advisory fee related to the amended silver purchase agreement (the “Amended SPA”) with Wheaton Precious Metals Corp. (“Wheaton”).

•	The Corporation’s cash and cash equivalents at June 30, 2017 totaled $26,464,000 compared to $20,382,000 at December 31, 2016, while net working capital totaled $26,794,000 compared to $23,443,000 at December 31, 2016. In addition, the Corporation’s restricted cash and deposits at June 30, 2017 totalled $6,939,000 compared to $6,948,000 at December 31, 2016.

•	Alexco Environmental Group (“AEG”), recognized revenues of $2,504,000 in the second quarter of 2017 for a gross profit of $913,000 and a gross margin of 36.5% compared to revenues of $2,831,000 for the second quarter of 2016 for a gross profit of $710,000 and a gross margin of 25.1%.

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District (“KHSD”), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver price environment. Since the suspension Alexco has focused on evaluating the Flame & Moth deposit, exploration at the Bermingham deposit, renegotiating third party contracts and reviewing other opportunities to reduce future All-In Sustaining Costs. This work culminated with the publication of an updated PEA. With this new study in hand, Alexco is developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth, Bermingham and Lucky Queen silver deposits.

Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (US) Inc. (“AEG US”) (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. (“ERDC”). Alexco also owns certain patent rights related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current primary focus is on consolidating into a preliminary plan the high grade silver resources currently outlined in the KHSD as well as refining plans to optimize operations. The goal of this work is to develop alternatives for re-starting mining operations at Keno Hill, commodity prices and markets considered. Ore throughput rates, grade, prices, foreign exchange and the influence of the Wheaton silver stream have a material impact on unit costs and profitability at Keno Hill. The permitting process for development of the Flame & Moth deposit is progressing through the final phases of the Water Use Licence process while the Corporation has commenced environmental assessment and the permitting process for advanced exploration and underground drilling at the Bermingham deposit.

Alexco’s Keno Hill mineral properties comprise mineral rights spanning approximately 244 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD’s historical mines produced from approximately 1913 through 1989, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 214 million ounces of silver with average grades of 44 oz/t silver, 6.7% lead and 4.1% zinc. All of Alexco’s mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

Alexco Environmental Group

Alexco owns and operates AEG which carries out a variety of fee for service and turnkey project activities related to environmental management and assessment, project permitting, remediation, water treatment and project closure mandates in North America and elsewhere. AEG remains committed to the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Government of Canada (“Canada”) and in accordance with the Amended and Restated Subsidiary Agreement (“ARSA”). AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B Water Use Licence under the Yukon Waters Act to undertake care and maintenance activities, which licence term continues until January 29, 2018. The final Existing State of Mine (“ESM”) Reclamation Plan at Keno Hill will undergo assessment by the Yukon Environmental and Socio-economic Assessment Board (YESAB), likely starting in the fourth quarter of 2017. Subsequent to completion of the YESAB assessment process, a Water Use Licence amendment will be required from the Yukon Water Board to licence aspects of the plan that affect use of water and placement of waste. After licencing, funding approval from Indigenous and Northern affairs Canada for the project will be subject to review and acceptance of the project by the Treasury Board of Canada. The ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.

Alexco is considering its options to optimize its environmental services business by restructuring the Company to realize on a portion of the embedded value, reducing Alexco’s balance sheet exposure and to allow the business take advantage of opportunities it sees for future the environmental business.

Economic Climate

Silver, lead and zinc are the primary metals found within the Keno Hill District historically. With respect to the economic climate during the first half of 2017, prices were relatively flat overall. Silver traded from a high of US$18.56 on April 13, 2017 to a low of $15.95 on January 3, 2017, while lead traded between US$1.10 to US$0.93 and zinc traded between US$1.33 to US$1.10 per pound. As at the date of this MD&A, prices are approximately US$17.00 per ounce silver, US$1.04 per pound for lead and US$1.26 per pound for zinc and the Canadian-US exchange rate is approximately US$0.79 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$18.38 per ounce, for lead average approximately US$1.02 per pound, and for zinc US$1.25 per pound, with the Canadian-US exchange rate forecast at US$0.76 per CAD (see “Risk Factors” in the MD&A for the for the year ended December 31, 2016, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

RESULTS OF OPERATIONS

Alexco Environmental Group (AEG)

AEG Highlights during 2017-Q2:

•	AEG recognized revenues of $2,504,000 in the second quarter of 2017 for a gross profit of $913,000 and a gross margin of 36.5% compared to revenues of $2,831,000 for a gross profit of $710,000 and a gross margin of 25.1% in the second quarter of 2016.

•	On the Keno Hill Reclamation Plan, AEG continues to advance towards active remediation. During the second quarter of 2017 the majority of the work was completed internally, comprising completion of the ESM Reclamation Plan indicative design document as well as initiation of the permitting document. This work was performed primarily by AEG employees rather than subconsultants, leading to increased profit margins.

•	AEG is successfully operating two major water treatment facilities in the US, the Gold King and Schwartzwalder plants, as well as four smaller water treatment facilities at Keno Hill in Canada. With regards to the Gold King Project in southern Colorado, the US Environmental Protection Agency authorized an expansion of the plant to approximately double the treatment capacity of the interim water treatment plant (“IWTP”). Construction related to this and upgrades were completed in 2016. AEG has been awarded an extension to operate Gold King the IWTP to the end of 2017. During the second quarter AEG was awarded a contract to conduct Hydraulic Sludge Removal and Dewatering at the Gilt Edge Mine, which is located in Lawrence County, South Dakota. The project is anticipated to be completed in the fourth quarter of 2017.

Keno Hill Silver District

2017 Exploration Program

In early June, the Corporation commenced a surface exploration program of approximately 12,000m surface diamond drilling to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. Utilizing three drills, the program is budgeted to cost $3,200,000 with results expected to be released in the fourth quarter of 2017. As at August 10, 2017, Alexco had completed 27 holes for a total of 7,100 meters with the program expected to be completed during early October.

The Corporation is also planning an underground exploration program at the Bermingham prospect, where subject to permitting, an exploration decline will be driven approximately 600m to drill stations to provide access for approximately 5,000m of underground infill and confirmation drilling of the high grade indicated resource zone. The objective of the program is to upgrade the existing inferred resources to indicated resources and to upgrade existing indicated resources to measured resource status through completion of closer spaced drilling that will also increase the confidence in the geological model. The total estimated cost of $8,700,000, includes a combination of purchase and rebuilds of underground equipment.

2017 Preliminary Economic Assessment

On March 29 2017, Alexco announced an updated PEA for the KHSD, entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada” (see press release dated March 29, 2017 entitled, “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”). Alexco’s 100% owned KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits and comprises 703 quartz mining leases and 866 quartz mining claims and two Crown Grants.

The KHSD PEA contemplates the sequential development and production from four (4) mines over a nine (9) year period, beginning with an advanced underground exploration program at Bermingham consisting of a 600m decline development and infill drilling program on the upper portions of the high-grade Bear vein and West-Dipper vein, followed by an eight (8) month construction period to develop the 965m Flame & Moth decline, to be followed by an eight (8) year period of silver production anchored by the Flame & Moth and Bermingham deposits. It provides for an average annualized payable silver production of 3.5 million ounces, 9.4 million pounds of lead, 10.8 million pounds of zinc and 680 ounces of gold from an annualized average of 143,000 tonnes per year of consolidated mine and mill production. The pre-tax and after-tax internal rate of return is 89% and 75%, respectively, and the pre-tax and after-tax net present value at a 5% discount rate is $104,300,000 and $79,400,000, respectively, with less than a one (1) year payback period. Initial capital requirements before positive cash flow is achieved, is expected to be approximately $27,000,000. The advanced underground exploration program at Bermingham, consisting of driving the initial 600m decline and a 5,000m infill program on the upper portion of the Bear vein and West-dipper vein, comprises approximately $8,700,000 including mining equipment rebuilds.  The estimated capital cost for the 965m Flame and Moth decline and associated underground mining equipment, vent raise, definition drilling and property, plant and equipment capital is approximately $12,000,000.  The balance of the initial capital is planned for further initial development at Bermingham in advance of production, installation of the second ball mill and other minor mill upgrades, additional surface facilities and underground equipment for the Bellekeno mine.

The consolidated mine production under the KHSD PEA of 1,021,053 tonnes is primarily derived from indicated mineral resources, though approximately 2% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

The PEA reflects one of a number of Keno Hill production strategies being considered by Alexco. Work continues to optimize various aspects of this project, taking into account new pricing and costing basis in combination with emerging exploration results. As with most relatively smaller, higher grade deposits, consolidated mine economics are sensitive to commodity price, foreign exchange, the tenor and grade of ore delivered to the mill, and the efficiency with which the mill operates. Equally important, the Company plans to continue its successful exploration strategy to expand resource inventory in the District as a whole.

The PEA has been prepared in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and was compiled by Roscoe Postle Associates Inc. (“RPA”) with contributions from a team of Qualified Persons as defined by NI 43-101. All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101. The PEA is available under Alexco's profile on SEDAR at www.sedar.com.

Mineral Resource Estimate – Bermingham Deposit

On January 3, 2017 Alexco announced updated mineral resource estimates for the Bermingham deposit. The mineral resource is estimated at 858,000 tonnes indicated grading 628 g/t silver, 2.40% lead and 1.65% zinc and 0.13 g/t gold plus another 220,000 tonnes inferred grading 770 g/t silver, 2.13% lead, 2.21% zinc and 0.15 g/t gold. The technical support for this resource was incorporated into the March 29, 2017 PEA.

Permitting Update

Bermingham Deposit:

The Corporation plans to drive a 600m underground exploration decline at the Bermingham deposit followed by approximately 5,000m of underground exploration definition drilling.  These activities will require an amendment to its Class IV mining land use authorization. This amendment is expected to be received mid-August 2017.  Upon completion of the amendment of the Class IV permit, a further amendment to the Company’s Quartz Mining Licence (“QML”) and Water Use Licence (“WUL”) will be required for future production and processing of ore from Bermingham.   The environmental assessment for the mine operations phase of permitting is expected to begin in September 2017 and complete within 16 – 18 months.

Flame & Moth Deposit:

On February 17, 2016 the Corporation was granted the amended Quartz Mining Licence (“QML”) for the Flame & Moth deposit. The QML allows development of the Flame and Moth deposit.  Prior to processing ore or discharging water from the Flame and Moth mine, an amendment to the WUL is required, which is granted through the Yukon Water Board. A public hearing for the WUL amendment was held in late May 2017 and an amended WUL is expected to be granted during the third quarter of 2017.  The guidance above on permitting is consistent with the schedules and timing disclosed in the KHSD PEA, which targets production to commence in the fourth quarter of 2018.

Mine Site Care and Maintenance

Mine site care and maintenance costs for the second quarter of 2017 totaled $447,000 compared to $477,000 in the second quarter of 2016. The decrease in costs is mainly due to lower depreciation charges in 2017. Included in mine site care and maintenance costs is depreciation expense of $353,000 for the second quarter of 2017 compared to $405,000 for the same period in 2016.

Mine site care and maintenance costs during the first six months of 2017 totaled $849,000 compared to $999,000 for the same period of 2016. The decrease in costs is due primarily to lower depreciation charges, along with continued operating efficiencies while in care and maintenance. Included in mine site care and maintenance costs is depreciation expense of $721,000 during first six months of 2017 compared to $816,000 in same period of 2016.

General and Administrative Expenses

Corporate:

Corporate general and administrative expenses for the second quarter of 2017 totaled $2,023,000 compared to $1,224,000 for the second quarter of 2016. The increase in 2017 relates primarily to non-cash share-based compensation expense of $506,000 compared to $298,000 for the same period in 2016. In addition, the Corporation incurred one-time advisory fees in the amount of $500,000 related to the Amended SPA.

Corporate general and administrative expenses during the first six months of 2017 totaled $4,708,000 compared to $2,202,000 for the same period of 2016. The increase in corporate general and administrative expenses in 2017 was primarily due to an increase in share-based compensation expense, which increased by $1,115,000 when compared to 2016 and one-time advisory fees in the amount of $750,000 related to the Amended SPA. In addition, in 2017, there was an increase in business development costs related to AEG and also an increase related to annual bonuses paid in the first quarter.

Environmental Services:

AEG general and administrative expenses reflect overall utilization of the AEG workforce as well as business development and administrative activity.

Environmental Services general and administrative expenses for the second quarter of 2017 totaled $746,000 compared to $700,000 for second quarter of 2016. The general and administrative expenses were consistent between the second quarter of 2017 and 2016.

Environmental Services general and administrative expenses during the first six months of 2017 totaled $1,499,000 compared to $1,702,000 for the same period in 2016. The general and administrative expenses in the 2017 period decreased compared to the same period of 2016 as the AEG further utilized its own personnel to billable projects.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent nine quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures on Mineral Properties

2015-Q1	4,516	1,192	(492)	$(0.01)	$(0.01)	303
2015-Q2	2,610	579	(1,866)	$(0.03)	$(0.03)	756
2015-Q3	3,408	869	(1,649)	$(0.02)	$(0.02)	865
2015-Q4	4,128	611	(1,502)	$(0.02)	$(0.02)	787
2015 Total	14,662	3,251	(5,509)	$(0.08)	$(0.08)	2,711
2016-Q1	2,348	565	(2,110)	$(0.03)	$(0.03)	255
2016-Q2	2,831	710	152	$0.00	$0.00	1,084
2016-Q3	3,243	710	(640)	$(0.01)	$(0.01)	3,040
2016-Q4	2,939	881	(1,761)	$(0.02)	$(0.02)	987
2016 Total YTD	11,361	2,866	(4,359)	$(0.05)	$(0.05)	5,366
2017-Q1	1,935	549	(932)	$(0.01)	$(0.01)	885
2017-Q2	2,504	913	(2,695)	$(0.03)	$(0.03)	1,782

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The net losses for 2015 and the first quarter of 2016 reflect site based expenditures along with general and administrative expenses partially offset by AEG profits. The net income in the second quarter of 2016 reflects the fair value adjustment gain from the Corporation’s available-for-sale and held-for-trading investments. The net losses for the third and fourth quarters of 2016 reflect the continued expenditures to site based and general and administrative expenses. These expenses were partially offset with AEG profits. In the fourth quarter of 2016, there was a fair value adjustment loss from the Corporation’s available-for-sale and held-for-trading investments. The net loss for the first and second quarter of 2017 reflect site based expenditures along with general and administrative expenses partially offset by AEG profits, and gain on investments.

The mineral property expenditures in 2015 reflect the drill program at the Bermingham deposit and the re-engineering work being done on the Flame and Moth deposit. The 2016 mineral property expenditures reflect the work on the 2016 drill program at Bermingham and continued re-engineering work being done on the Flame and Moth deposit. Furthermore, the mineral property expenditures in 2015 and 2016 reflected the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame and Moth deposits. The mineral property expenditures in the first and second quarter of 2017 reflect the resource estimation work being completed on the Bermingham and Flame and Moth deposits, completion of the PEA, commencement of the surface exploration program and advancing efforts on the underground access to the high grade Bermingham deposit.

Liquidity, Cash Flows and Capital Resources

Liquidity

At June 30, 2017 the Corporation had cash and cash equivalents of $26,464,000, and net working capital of $26,794,000 compared to cash and cash equivalents of $20,382,000 and net working capital of $23,443,000 at December 31, 2016. The Corporation faces no known liquidity issues in any of its financial assets. In addition, the Corporation’s restricted cash and deposits at June 30, 2017 totalled $6,939,000 compared to $6,948,000 at December 31, 2016.

With its cash resources and net working capital on hand at June 30, 2017, and assuming no re-start of full scale mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvement in the silver market and the efficiencies identified by on-going engineering studies related to future mine plan options. A re-start of underground production operations will require additional capital investment, in excess of the capital resources currently on hand. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco’s main sources of funding have been from mining operations, AEG and equity issuances. All sources of finance reasonably available will be considered to fund future requirements, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Cash flow used in operating activities	$(1,166)	$(1,877)	$(2,381)	$(2,960)
Cash flow from investing activities	(1,533)	(485)	(409)	(510)
Cash flow provided by financing activities	8,337	13,407	8,872	13,407
	$5,638	$11,045	$6,082	$9,937

Cash outflow in operating activities was $1,166,000 for the second quarter of 2017 versus cash outflow of $1,877,000 for the second quarter of 2016. The majority of cash outflow from operating activities during the 2017 period were expended on environmental services, site based operations and general and administrative costs. Cash outflow from investing activities was $1,533,000 for the second quarter of 2017 versus a cash outflow of $485,000 for the second quarter of 2016. The increase in cash outflow during the second quarter of 2017 related to the purchase of mobile equipment and to the surface exploration program and underground access work commencing at Bermingham. Cash inflow from financing activities was $8,337,000 for the second quarter of 2017 versus $13,407,000 for the second quarter of 2016. The 2017 second quarter cash inflow relates to proceeds from a completed private placement consisting of 4,250,820 flow-through shares. In the same quarter in 2016 the Company had cash inflow from proceeds from a non-brokered private placement and the exercise of warrants and stock options.

Cash used in operating activities was $2,381,000 for the first six months of 2017 versus $2,960,000 for the same period of 2016. The majority of cash consumed in operating activities during the 2017 and 2016 periods were expended on environmental services, site based operations and general and administrative costs. Cash outflow from investing activities was $409,000 for the first six months of 2017 versus $510,000 for the same period 2016. The increased cash outflow in 2017 related to the purchase of mobile equipment, the surface exploration program and underground access work commencing at Bermingham. These outflows were partially offset from the proceeds of a disposal from investments. Cash inflow from financing activities was $8,872,000 for the first six months of 2017 compared to $13,407,000 for the same period of 2016. The first six months of 2017 cash inflow relates to proceeds from a completed private placement consisting of 4,250,820 flow-through shares. In 2016 the Company had cash inflow from a non-brokered private placement and the exercise of warrants and stock options ..

Capital Resources

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a SPA with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a reduced silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA, originally dated October 2, 2008, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment (originally US$3.90 per ounce fixed) based on monthly silver head grade and monthly silver price. The actual monthly production payment from Wheaton will be determined based on a silver grade and pricing curve governed by an upper ceiling grade of 1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average silver spot price. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, now extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares with a fair value of $6,600,000 (US$4,934,948) to Wheaton. Under the terms of the Amended SPA, the original US$50,000,000 deposit was reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IAS 39, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and will be measured at fair value at each period end with changes in value being recorded within the Statement of Income/(loss).

On May 30, 2017, the Corporation completed a bought deal financing and issued 4,250,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513. The underwriter to the financing received a cash fee of 6% of gross proceeds plus 126,174 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $2.15 per share at any time until May 30, 2019. Net proceeds from the issuance were $8,337,000, after issuance costs comprised of the agent’s commission of $542,550, and other issuance costs of $173,000. As of June 30, 2017 the Corporation had spent $1,098,809 of the flow-through funds raised.

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

During the first six months of 2017 422,068 warrants were exercised for proceeds of $389,000. The warrants outstanding as of the date of this MD&A are summarized as follows:

Expiry Date	Exercise Price	Balance at June 30, 2017
December 8, 2017	$0.53	36,810
May 17, 2018	$1.75	4,872,820
May 17, 2018	$1.49	60,900
May 30, 2019	$1.75	126,174

	$1.75	5,096,704

Share Data

As at the date of this MD&A, the Corporation has 101,165,755 common shares issued and outstanding. In addition, there are outstanding incentive share options for a further 6,555,999 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 466,277 common shares, and purchase warrants for a further 5,096,704.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at June 30, 2017 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At June 30, 2017, a total of $6,939,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $516,000 (US$398,000) represents security provided to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though the term deposits held at June 30, 2017 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at June 30, 2017, other than the marketable securities that are included in investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute as Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at June 30, 2017 total $2,048,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at June 30, 2017, AEG trade receivables are recorded net of a recoverability provision of $nil.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Salaries and other short-term benefits	$502	$412	$1,267	$856
Share-based compensation	489	324	1,431	606
	$991	$736	$2,698	$1,462

Key management includes the Corporation’s Board of Directors and members of senior management.

Other Related Party Transactions:

During the six month period ended June 30, 2017, the Company incurred $125,000 (2016 – $nil) of consulting expenses from a company controlled by a Director of the Company. Included in accounts payable as of June 30, 2017 is $40,000 (2016 – $nil) owed to the Company.

Critical Accounting Estimates and Judgments

Our significant accounting policies as well as significant judgment and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2016 annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of June 30, 2017.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgement to select a method of valuation and make estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

Changes In and Initial Adoption of Accounting Standards and Policies

The Corporation has not applied the following revised or new IFRS that have been issued but were not yet effective at June 30, 2017:

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

•	There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

Internal Control Over Disclosure Controls and Procedures and Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the six months ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

For a detailed listing of major risk factors management has identified which relates to Alexco’s business activities, please refer to Alexco’s MD&A and Annual Information Form for the year ended December 31, 2016.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,8]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth Deposit3&5	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek3&5	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham3&5	858,000	628	0.1	2.4%	1.7%	17,324,000
	Total Indicated – Sub-Surface	3,631,500	500	0.3	2.0%	5.6%	58,398,000
	Elsa Tailings[6]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	6,121,500	345	0.3	1.6%	3.6%	67,925,000

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth Deposit3&5	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek3&5	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham3&5	220,000	770	0.2	2.1%	2.2%	5,446,000
	Total Inferred	1,371,000	408	0.2	1.6%	4.3%	17,974,000

Historical	Silver King[7]
Resources	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen, Flame & Moth and Bermingham are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated March 29, 2017 entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada”. The mineral resource estimates for the project are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.

4.	The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

5.	The resource estimates for the Lucky Queen, Flame & Moth, Onek and Bermingham deposits have an effective date of January 3, 2017.

6.	The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

7.	Historical resources for Silver King are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.

8.	The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for the capacity related refund under the silver purchase agreement with Wheaton will be available on reasonable terms; (2) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (3) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (4) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2016; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PEA (as defined under "Description of the Business – KHSD Property"); (6) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (7) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (8) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (9) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.